Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-123916-02

Chelsea Therapeutics International, Ltd.

Prospectus Supplement No. 1 dated February 17, 2006

(To Prospectus dated September 1, 2005)

6,122,211 shares of common stock

This Prospectus Supplement supplements information contained in that certain Prospectus, dated September 1, 2005, relating to the offer and sale of up to 6,122,211 shares of common stock of Chelsea Therapeutics International, Ltd. by the selling stockholders named therein. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Our common stock is traded on the OTC Bulletin Board under the symbol “CHTP.”

Filing of Current Report on Form 8-K

On February 17, 2006, we filed a Current Report on Form 8-K to report the completion of a private equity financing. The text of the Form 8-K is set forth below:

On February 13, 2006, Chelsea Therapeutics International, Ltd. (the “Company”) raised gross proceeds of approximately $21.5 million through the sale of 7,166,666 shares of its $0.0001 par value common stock to ninety four accredited investors at a price per share equal to $3.00. In consideration of the purchase of the shares, the Company issued to the investors five year warrants for the purchase of 2,149,999 additional shares of common stock. The warrants have an exercise price of $4.20 per share and are redeemable at the Company’s option for $0.0001 per share in the event that the volume weighted average closing bid price of its common stock for any twenty (20) consecutive trading days is at least $9.00 per share.

Pursuant to the terms of the subscription agreement, investors that invested $5,000,000 or more in the offering are entitled to rights of first negotiation and participation with respect to certain future private financings by the Company for so long as such investors continue to hold at least 40% of the common stock purchased in the offering.

In connection with this offering, the Company engaged Paramount BioCapital, Inc. as its placement agent and paid commissions and other offering-related expenses of approximately $1.6 million in cash, plus warrants to purchase 716,666 shares of the Company’s common stock with an exercise price equal to 110% of the price of the shares sold in the offering, or $3.30 per share. Two of the Company’s directors, Michael Weiser and Jason Stein, are employees of Paramount BioCapital, Inc. Of the warrants to purchase 716,666 shares of the Company’s common stock, a warrant to purchase 33,333 shares was allocated to Dr. Weiser and a warrant to purchase 417 shares was allocated to Dr. Stein.

Neither the shares of common stock purchased by the investors nor the shares of common stock underlying the warrants were registered under the Securities Act of 1933 in reliance upon the exemption from registration provided by Section 4(2) and Regulation D under the Securities Act of 1933, as amended, which exempts transactions by an issuer not involving any public offering. The investors qualified as accredited investors, as defined in Regulation D, in order to receive the common stock and the warrants. The shares of common stock and the shares of common stock underlying the warrants cannot be sold unless they are subsequently registered under the Securities Act or an exemption from registration is available. Under the terms of the offering we have agreed to file a registration statement with the SEC within 30 days of the closing for the shares of common stock sold and the shares of common stock underlying the warrants.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the original Prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

The date of this Prospectus Supplement No. 1 is February 17, 2006

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